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                                                                     Exhibit 2.2
                         [Avery Weigh-Tronix Letterhead]

                                                           For Immediate Release

                          Avery Weigh-Tronix Announces
                   Appointment of new Chief Executive Officer

21st May 2002 -- Birmingham, UK: Weigh-Tronix, LLC, the parent company of the Avery Weigh-Tronix group, announced today that it has appointed Gerald Bowe as Chief Executive Officer. Mr. Bowe brings a wealth of experience in international operations, in financial liaison with investors and lenders, and in the development and implementation of far reaching strategic initiatives.

Prior to joining Avery Weigh-Tronix, Mr. Bowe was the founder and managing director of Goerlitz Fleece GmbH in Goerlitz, Germany from 1994-1998. For the last 3 years, Mr. Bowe was Chief Operating Officer of Malden Mills Industries Inc., Lawrence, Massachusetts, the makers of the PolartecTM line of performance outdoor fabrics.

In conjunction with Mr. Bowe's appointment and as part of Avery Weigh-Tronix's drive to reduce costs and streamline its business, the Board has decided to relocate the Avery Weigh-Tronix international head office from Providence, Rhode Island, USA to Birmingham, UK, and to close the Providence office. Mr. Bowe will be based at the new international headquarters in Birmingham.

Reporting to Mr. Bowe will be the following:

J. B. Packham        Chief Operating Officer, Avery Weigh-Tronix
W. Michael Robbins   Chief Financial Officer, Avery Weigh-Tronix
David R. Castle      Director of Operations, World-wide, Avery Weigh-Tronix
Timothy J. Cooper    Managing Director of Avery Berkel
Laurence P. Gunning  Corporate Development, Avery Weigh-Tronix
Thomas P. O'Connell  Vice President and GM of Weigh-Tronix

Mr. Bowe stated "I am excited by the opportunity to bring my international experience to Avery Weigh-Tronix. I believe that the Company has established a solid foundation upon which to build and I am looking forward to the task at hand of improving the Company's operations and financial condition."

Mr. Bowe has an undergraduate degree in chemistry from Dartmouth College and a Masters of Business Administration from the Amos Tuck School of Business Administration.

The appointment of Mr. Bowe to the position of C.E.O. follows the resignation of Mr John J. McCann who will remain as non-executive chairman. Mr. Donald J. MacKenzie, previously Chief Financial Officer, will work to effect a smooth transfer of the head office function to the

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UK and is expected to leave the Company at the end of October 2002.

Weigh-Tronix, LLC, together with its subsidiaries, is a leading manufacturer, marketer and servicer of industrial and retail weighing systems. The Avery Weigh-Tronix Group markets and sells its products in over 100 countries under established brand names, including Avery Berkel, Salter Brecknell and Weigh-Tronix.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward-looking statements.

For information, please contact: Mr. Bowe through Avery Weigh-Tronix, in the UK at (44) 121 568 1202.